

03026082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to

Commission File Number 113928

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan
60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada
(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada
(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5
(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

The following is set forth in Appendix B:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada
(Registrant/Issuer)

Date: June 30, 2003

Martin Solhaug
Managing Director, Compensation, Benefits and HRMS

Brent Sabin
Vice President, Benefits Manager

APPENDIX A


PRICEWATERHOUSECOOPERS

RBC-U.S.A. Retirement and Savings Plan,

formerly known as the Dain Rauscher Retirement & Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

RBC-U.S.A. Retirement and Savings Plan
Index
December 31, 2002 and 2001

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
650 Third Avenue South
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the RBC-U.S.A. Retirement Benefits Committee

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of RBC-U.S.A. Retirement and Savings Plan, formerly known as the Dain Rauscher Retirement & Savings Plan, (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2003

RBC-U.S.A. Retirement and Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Employer stock funds		
Royal Bank of Canada Stock Fund	$ 186,511,872	$ 105,193,836
Liberty Corporation Stock Fund	6,678,762	
Common collective trusts		
Wells Fargo Stable Return Fund	143,711,654	67,557,189
US Equity Index Commingled Pool	50,856,038	
Mutual funds		
Van Kampen Comstock Fund	68,183,026	
Growth Fund of America	62,471,334	30,237,588
American Balanced Fund	54,101,624	35,635,700
Wasatch Core Growth Fund	35,397,496	
Fidelity US Bond Index Fund	33,325,555	
American Euro-Pacific Growth Fund	30,876,580	26,542,656
FMI Focus Fund	26,249,530	
RBC MidCap Fund	24,060,955	
TCW Galileo Value Opps Fund	5,581,915	
Fidelity BrokerageLink	1,514,359	
MFS Emerging Growth Fund		42,835,183
S&P 500 Index Fund		35,013,531
PIMCO Small Cap Value Fund		25,652,498
Putnam Fund for Growth and Income		24,954,013
MFS New Discovery Fund		24,457,324
Alliance Growth and Income		18,721,585
Bond Fund of America		7,001,951
Participant loans receivable	14,525,834	8,470,487
Total investments	744,046,534	452,273,541
Cash and cash equivalents		11,173,307
Total assets held by Plan Trustee	744,046,534	463,446,848
Receivables		
Participant contributions	264,156	413,910
Employer matching contribution	1,977,020	568,162
Employer variable contribution	11,359,010	
Pending trades receivable		21,240
Total assets	757,646,720	464,450,160
Liabilities		
Accounts payable/accrued expenses	752,862	
Net assets available for plan benefits	$ 756,893,858	$ 464,450,160

The accompanying notes are an integral part of these financial statements.

RBC-U.S.A. Retirement and Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Investment income (loss)		
Interest and dividends	$ 6,701,582	$ 8,507,841
Net depreciation on investments (Note 3)	(58,792,807)	(30,770,048)
Total investment loss	(52,091,225)	(22,262,207)
Contributions		
Participant	49,951,468	21,510,502
Participant rollover	15,638,195	1,301,335
Employer matching	32,533,056	5,628,291
Total contributions	98,122,719	28,440,128
Deductions		
Benefits paid to participants	(59,418,282)	(66,244,809)
Trustee and manager fees	(1,469,468)	(549,737)
Total deductions	(60,887,750)	(66,794,546)
Transfers		
Transfer of assets from other plans (Note 1)	307,299,954	
Net increase (decrease) in net assets available for plan benefits	292,443,698	(60,616,625)
Net assets available for plan benefits		
Beginning of year	464,450,160	525,066,785
End of year	$ 756,893,858	$ 464,450,160

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the RBC-U.S.A. Retirement and Savings Plan, formerly known as the Dain Rauscher Retirement & Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

General
On January 10, 2001, Dain Rauscher Corporation was acquired by Royal Bank of Canada ("RBC") and subsequently changed its name to RBC Dain Rauscher Corp.

As part of a benefits consolidation project for the U.S. RBC companies, the Dain Rauscher Retirement and Savings Plan was amended in January 2002 to become the only 401(k) plan offered to active employees of RBC companies in the U.S. and subsequently renamed the RBC-U.S.A. Retirement and Savings Plan. Fidelity was appointed as the new trustee effective January 1, 2002. The assets of qualified plans for RBC Liberty Insurance, RBC Prism Mortgage, Dominion Securites, the U.S. office of Royal Bank of Canada, and RBC Centura Bank (the "RBC companies") were merged into the Plan on various dates in 2002. As a result, $307,299,954 of cash, investments and loans were transferred into the Plan in 2002.

The Plan is a contributory defined contribution plan covering all eligible employees for the RBC companies in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Internal Revenue Code (the "Code").

Eligibility
Employees may make pre-tax contributions to the Plan upon hire. For the plan year ended December 31, 2001, employees of RBC Dain Rauscher Corp. were eligible to receive employer contributions beginning January 1 or July 1 following one year of service consisting of at least 1,000 hours. Effective January 1, 2002, all employees became eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions
For the plan year ended December 31, 2001, participants were able to contribute up to 15 percent of their compensation to the Plan on a pre-tax basis. Effective January 1, 2002, employees may contribute up to 25 percent of their compensation to the Plan on a pre-tax basis. In addition, employees may also contribute up to 5 percent of their compensation to the Plan on an after-tax basis. Employees who were at least age 50 by December 31, 2002, were able to contribute up to an additional $1,000 as a catch-up contribution under Internal Revenue Service regulations. Participant contributions are subject to maximum amounts as described in the Code. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

Once eligible for employer contributions, all employees, except for RBC Centura employees, are eligible to earn two forms of matching contributions. A fixed match is paid by the Company throughout the year as eligible employees make deferrals that is equal to one dollar for every dollar of a participant's pre-tax contribution, on a maximum 3 percent of compensation. The Company may also elect to make an annual variable matching contribution to the Plan at the discretion of its Board of Directors. The variable matching contribution may be up to two dollars for each dollar of a participant's pre-tax contribution on a maximum 3 percent of compensation. RBC Centura employees are eligible to earn a fixed matching contribution equal to one dollar for every dollar of a participant's pre-tax contribution, on a maximum 6 percent of compensation. All contributions are invested in accordance to participant investment elections.

Employee and employer contributions are limited to the extent necessary to comply with sections 401 and 415 of the Code. For 2002, certain employees are subject to limits on the amount of matching contributions that they can receive. All RBC Dain Rauscher Financial Consultants and RBC Mortgage employees were limited to combined fixed and variable matching contributions of $3,000. After-tax contributions are not eligible for company matching contributions.

Participant Accounts

Each participant account is credited with the participant's voluntary pre-tax and after-tax contributions, the Company's fixed and variable matching contributions and fund earnings. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan's 13 investment options. Investment elections may be changed by the participant daily.

Vesting

Participants are immediately vested in their pre-tax contributions, after-tax contributions and rollover contributions plus earnings thereon. Effective January 1, 2002, participants are 25 percent vested in the fixed and variable matching contributions after two years of service and vest in 25 percent increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death, disability or if the Plan is terminated.

Forfeitures

Upon termination of employment, the unvested portion of a participant account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future Company matching contributions. There were $1,126,846 and $890,065 of forfeitures used to reduce Company contributions for the plan years ended December 31, 2002 and 2001, respectively.

If a participant is rehired by the RBC companies or an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants
A participant may borrow from their vested account balance an amount not to exceed $50,000 reduced by the highest outstanding loan balance within the past year. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is based on the prime rate plus 1 percent. Current interest on loans range from 4.5 percent to 11 percent and are due at various dates through 2017. Loans are generally repaid through regular payroll deductions.

Payment of Benefits
On termination of employment, participants may generally request distribution of their vested account balances. Participants may also request in-service distributions, which are limited to their vested account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59-1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Investment Diversifications
The Plan does not have any diversification restrictions. Plan participants are allowed to transfer funds among all investments available at their discretion.

Dividend Reinvestment
Dividends received on RBC common shares in the RBC Stock Fund are reinvested with no current tax consequence to the Plan or participants.

Investments
The various investment options available to the participants include the RBC Stock Fund, domestic large cap equity funds, an international equity fund, small cap equity funds, mid cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest. Separate fees apply to the BrokerageLink and are paid by participants that choose to use that option. In addition, employees of Liberty may still have a balance in the Liberty Corporation Stock Fund. This fund is only available as a grandfathered investment option and cannot accept new contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Plan considers cash equivalents to be all short-term investments which have an initial maturity of 90 days or less when acquired and are not restricted.

Contributions
Participant and RBC companies fixed contributions are recorded in the period the employer makes the payroll deductions. Variable matching contributions are recorded for the period the Board of Directors authorizes the contribution.

Benefits Paid to Participants
Benefits are recorded when paid.

Investment Valuation
The Plan's investments are stated at fair value using quoted market prices. Participant loans are stated at estimated fair value consisting of outstanding principal and any related accrued interest. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Expenses
Investment fund fees are paid as incurred by each individual fund. The Plan pays administrative costs and expenses. The Plan has negotiated a rebate of some investment fund fees and uses these to pay plan expenses. If any rebate dollar remains after expenses, these are credited to the Plan participants based upon the participants account balances as a percent of Plan assets. If the rebate dollar is not sufficient to cover all expenses, the participating employers pay the remaining expenses.

Interest and Dividends
Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties
The Plan provides for various investment options in shares of registered investment companies, common collective trusts and RBC and Liberty Stock Funds (which invest in RBC and Liberty shares). Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

3. Investments

Investments as of December 31, 2002 and 2001, that represent 5 percent or more of the Plan's assets are as follows:

	2002	2001
Royal Bank of Canada Stock Fund	$ 186,511,872	$ 105,193,836
Wells Fargo Stable Return Fund	143,711,654	67,557,189
Van Kampen Comstock Fund	68,183,026	
Growth Fund of America	62,471,334	30,237,588
American Balanced Fund	54,101,624	35,635,700
US Equity Index Commingled Pool	50,856,038	
MFS Emerging Growth Fund		42,835,183
S&P 500 Index Fund		35,013,531
American Euro-Pacific Growth Fund		26,542,656
PIMCO Small Cap Value Fund		25,652,498
Putnam Fund for Growth and Income		24,954,013
MFS New Discovery Fund		24,457,324

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $58,792,807 as follows:

Mutual funds	$ (73,649,054)
Employer stock funds	23,242,604
Common collective trust	(8,386,357)
	$ (58,792,807)

4. Party-in-interest Transactions

Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $716,606 for the year ended December 31, 2002. As discussed in Note 1, participants may also elect to invest in an RBC Stock Fund.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6. Tax Status

The Plan is qualified under section 401(a) of the Code and is therefore exempt from federal income taxes under the provisions of section 501(a). The Plan obtained its latest favorable determination letter, dated April 10, 2002, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan, as amended, is currently designed and being operated in compliance with provisions of sections 401(a) and 501(a) of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SUPPLEMENTAL SCHEDULE

RBC-U.S.A. Retirement and Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Royal Bank of Canada	Royal Bank of Canada Stock Fund		$ 186,511,872
	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Stable Return Fund		143,711,654
	Van Kampen Asset Management, Inc.	Van Kampen Comstock Fund		68,183,026
	Capital Research & Management Company	Growth Fund of America		62,471,334
	Capital Research & Management Company	American Balanced Fund		54,101,624
*	Fidelity Management Trust Co.	US Equity Index Commingled Pool		50,856,038
	Wasatch Advisors, Inc.	Wasatch Core Growth Fund		35,397,496
*	Fidelity Management Trust Co.	Fidelity US Bond Index Fund		33,325,555
	Capital Research & Management Company	American Euro-Pacific Growth Fund		30,876,580
	Broadview Advisors, Inc.	FMI Focus Fund		26,249,530
	Glenwood Capital Management, Inc.	RBC MidCap Fund		24,060,955
*	The Liberty Corporation	Liberty Corporation Stock Fund		6,678,762
	TCW Investment Management Co.	TCW Galileo Value Opps Fund		5,581,915
*	Fidelity Management Trust Co.	Fidelity BrokerageLink		1,514,359
*	Participant loans	Interest rates of 4.5 percent to 11 percent due at various dates through 2017		14,525,834
		Total investments		$ 744,046,534

* Denotes party-in-interest

** Historical cost information is omitted as it is no longer required for participant-directed investments under the instructions for Form 5500.

APPENDIX B

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33313112) of Royal Bank of Canada of our report dated June 25, 2003, related to the financial statements of RBC-U.S.A. Retirement and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 25, 2003


RBC
Dain Rauscher

7

Human Resources
Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, MN 55402-4422
(612) 373-1770
(612) 371-7954 Fax
www.rbcdain.com

June 30, 2003


SEC MAIL
RECEIVED
PROCESSING
JUL 01 2003
WASH. D.C.
161
SECTION

United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find a completed Form 11-K for the RBC – U.S.A. Retirement and Savings Plan along with a Section 906 certification.

Thank you,

RBC Dain Rauscher